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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Pacific Continental Corporation

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

69478V108

(CUSIP Number)

Cathey Cardwell

111 W 7th Ave., Eugene, OR 97401

(541) 984-2237

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1-(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69412V108	Page 2 of 4 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Robert A. Ballin

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 156,955 8. Shared Voting Power 100,054 9. Sole Dispositive Power 156,955 10. Shared Dispositive Power 100,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,009, which consists of 246,409 shares of common stock and 10,600 options exercisable within 60 days.

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.07%

14.	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1:	SECURITY AND ISSUER

The statement relates to the common stock, par value $1.00 per share (the “Common Stock”) issued by Pacific Continental Corporation, an Oregon corporation (the “Company”), whose principal executive offices are located at 111 W. 7th Avenue, Eugene, Oregon 97401.

Item 2:	IDENTITY AND BACKGROUND

This statement is filed by Robert A. Ballin, a United States citizen, (“Reporting Person”), whose address is 2045 Potter, Eugene, Oregon, 97405. The Reporting Person is Chairman of the Boards of Directors of the Company and Willis of Eugene, an insurance company located at 1577 Pearl, Eugene, Oregon, 97401.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3:	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used personal funds to purchase the Common Stock. The aggregate purchase price of the Common Stock, starting with his March 5, 2003 acquisition was $43,808.

Item 4:	PURPOSE OF TRANSACTION

The purpose of the acquisitions are for investment purposes only.

Item 5:	INTEREST IN SECURITIES OF THE ISSUER:

(a)    Aggregate Amount and Percent Beneficially Owned:

257,009, which includes 10,600 options exercisable within 60 days.

(b)	Number of Shares as to Which Such Person Has:

(i)      sole power to vote or direct the vote:

 156,955

(ii)     Shares power to vote or direct the vote:

          100,054

(iii)    Sole power to dispose or to direct the disposition of:

156,955

(iv)    Shared power to dispose or to direct the disposition of:

          100,054

(c) Transactions effected during the last 60 days or since the last filed Schedule 13D:

The Reporting Person purchased the Common Stock of the Company as set forth below:

January 9, 2003 – Purchase of 111 shares at $14.60 per share

February 6, 2003 – Purchase of 105 shares at $14.99 per share

February 28, 2003 – Purchase of 1,000 shares at $15.15 per share

March 3, 2003 – Purchase of 400 shares at $15.30 per share

March 5, 2003 – Purchase of 1,000 shares at $15.75 per share

March 6, 2003 – Purchase of 1,800 shares at $15.68 per share

March 10, 2003 – Purchase of 1,603 shares at $15.58 per share

March 11, 2003 – Purchase of 197 shares at $15.65 per share

(d) Identity of other individual who may have the right to receive or power to direct the receipt of dividends.

n/a

(e) Date reporting person ceased being the beneficial owner of 5% of the class of securities.

n/a

Item 6:	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

None.

Item 7: MATERIAL	TO BE FILED AS EXHIBITS:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2003
Date

/s/ Robert A. Ballin
Signature

Robert A. Ballin/Chairman
Name/Title